FOR IMMEDIATE RELEASE

Investor Contact:
John N. Hatsopoulos
EuroSite Power Inc.
+1 781.622.1120
john.hatsopoulos@eurositepower.co.uk

Media Contact:
Paul Hamblyn
EuroSite Power Inc.
+44 7920.859540
paul.hamblyn@eurositepower.co.uk

EuroSite Power Inc. Reports Second Quarter 2015 Financial Performance

Company achieves milestones; Non-GAAP cash flow positive from operations and collection of UK energy tax incentives, gross margin improvement and revenue up 30% compared to the same period a year ago

WALTHAM. Mass – **August 12, 2015** – EuroSite Power Inc. (OTCQB: EUSP), a subsidiary of American DG Energy Inc. (NYSE MKT: ADGE), On-Site Utility™ solutions provider, offering clean electricity, heat, hot water and cooling solutions to hospitality, healthcare, housing and fitness facilities, reported total revenues of $542,973 for the second quarter of 2015, compared to $416,559 for the second quarter of 2014, an increase of 30%. Earnings per share (EPS) was $0.00 for the second quarter of 2015, compared with a loss per share of $0.01 for the second quarter of 2014.

Major Highlights:

Financial

- Total revenue increased by 30% to $542,973 for Q2 2015, compared to $416,559 for Q2 2014.
- Total operating expenses reduced by 26% to $280,865, compared to $381,268 for Q2 2014.
- Loss per share reaches $0.00 for Q2 2015 compared to a loss of $0.01 for the same period in 2014.
- We achieved Non-GAAP cash inflows of $512,466 for Q2 2015 and $213,479 for the first six months of 2015. This is a first and includes the collection of UK energy tax incentives.
- The total revenue value of our On-Site Utility™ energy agreements since inception is approximately $101,120,600 using various market assumptions and estimates made by the Company.

Sales and Operations

- During Q2 2015 we reached agreements for:
  - A 200 kW CHP system with BH Live for The Littledown Centre, Bournemouth UK.
  - A 100 kW CHP system with Stevenage Leisure for the new Flitwick Leisure Centre, Flitwick UK.
- During Q2 2015 we brought into operation 2 additional systems:
  - The fourth and fifth CHP systems installed as part of our contract with Topland Group for seven systems – 81 kW unit at Menzies Bournemouth and 164 kW unit at Menzies Welcombe Hotel, Golf Course & Spa, Stratford upon Avon.
- The total number of systems now under contract is 36 totaling 3,760 kW.
- In total we currently operate 27 systems totaling 2,705kW of installed capacity with a total contract value of $76 million.
- Our backlog at the end of Q2 2015 was nine systems totaling 909 kW with a total contract value of $25.1 million.
- Total energy production increased by 44% to 7,022,032 kWh in Q2 2015 compared to Q2 2014.

EuroSite Power Inc. will hold its earnings conference call today, August 12, 2015 at 10:00 a.m. Eastern Time. To

54 Clarendon Road
Watford, WD17 1DU
0844 693 2848
info@eurositepower.co.uk

www.eurositepower.co.uk

Registered Office:
Charterhouse, Legge Street
Birmingham B4 7EU
Company Registration Number: 07379560

EuroSite Power Inc
45 First Avenue, Waltham MA 02451, USA
tel. +1 781.522.6000   fax. +1 781.522.6050
info@americandg.com

listen, call (866) 364-3819 within the U.S., (855) 669-9657 from Canada, or (412) 902-4209 from other international locations. Participants should reference EuroSite Power to access the call. Please begin dialing at least 10 minutes before the scheduled starting time.

The earnings conference call will be recorded and available for playback one hour after the end of the call through Thursday, August 20, 2015. To listen to the playback, call (877) 344-7529 within the U.S., (855) 669-9658 from Canada or (412) 317-0088 outside the U.S. and use Conference Number 10070270.

The earnings conference call will also be webcast live. To register for and listen to the webcast, go to http://investors.americandg.com/webcast. Following the call, the webcast will be archived for 30 days.

About EuroSite Power
EuroSite Power Inc. is a subsidiary of American DG Energy Inc. (NYSE MKT: ADGE). American DG Energy owns 48% of EuroSite Power and consolidates their financial results and P&L. The Company is committed to providing institutional, commercial and small industrial facilities with clean, reliable power, cooling, heat and hot water at lower costs than charged by conventional energy suppliers – without any capital or start-up costs to the energy user – through On-Site Utility™ energy solutions. More information can be found at www.eurositepower.co.uk.

# # #

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that could affect our business including weather, electric price changes, gas prices, carbon credit markets and delays by government agencies to process tax and other incentives. Important other factors could cause actual results to differ materially from those indicated by such forward-looking statements, as disclosed on the Company's website and in Securities and Exchange Commission filings. This press release does not constitute an offer to buy or sell securities by the Company, its subsidiaries or any associated party and is meant purely for informational purposes. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

	June 30, 2015	Dec 31, 2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,186,909	$ 3,776,852
Accounts receivable	180,905	152,664
Value added tax receivable	47,154	84,458
UK energy tax incentives receivable	-	636,661
Inventory	109,962	99,925
Other current assets	51,104	33,655
Total current assets	2,576,034	4,784,215
Property, plant and equipment, net	6,996,006	6,348,905
Other assets, long-term	13,884	16,764
TOTAL ASSETS	$ 9,585,924	$ 11,149,884
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 383,055	$ 338,067
Accrued expenses and other current liabilities	198,488	130,252
Note payable to related party	2,000,000	-
Total current liabilities	2,581,543	468,319
Long-term liabilities:		
Convertible debentures	1,615,354	1,645,444
Convertible debentures Due to related parties	969,212	987,266
Loan - related party	-	3,000,000
Total liabilities	5,166,109	6,101,029
Equity:		
Common Stock	65,747	65,747
Additional paid-in capital	12,203,151	12,147,005
Accumulated deficit	(7,849,083)	(7,163,897)
Total stockholders' equity	4,419,815	5,048,855
TOTAL LIABILITIES AND EQUITY	$ 9,585,924	$ 11,149,884

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

		Three Months Ended		
		June 30, 2015		June 30, 2014
Revenues				
Energy revenues	$	532,604	$	409,867
Turnkey & other revenues		10,369		6,692
		542,973		416,559
Cost of sales				
Fuel, maintenance and installation		412,207		323,886
Depreciation expense		96,744		72,766
		508,951		396,652
Gross profit		34,022		19,907
Operating expenses				
General and administrative		130,405		235,236
Selling		107,023		116,050
Engineering		43,437		29,982
		280,865		381,268
Loss from operations		(246,843)		(361,361)
Other income (expense)				
Interest and other income		1,615		1,596
Interest expense		(11,749)		6,294
		(10,134)		7,890
Loss before income taxes		(256,977)		(353,471)
Benefit from income taxes		2,188		-
Net loss	$	(254,789)	$	(353,471)
Net loss per share - basic and diluted	$	(0.00)	$	(0.01)
Weighted-average shares outstanding - basic and diluted		65,747,100		56,747,100
Non-GAAP financial disclosure				
Loss from operations	$	(246,843)	$	(361,361)
Depreciation expense		97,345		74,517
Stock based compensation		25,283		31,961
Adjusted EBITDA		(124,215)		(254,883)
Grants, tax rebates and incentives		636,661		-
Total cash inflows (outflows)	$	512,446	$	(254,883)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

	Six Months Ended	
	June 30, 2015	June 30, 2015
Revenues		
Energy revenues	$ 1,063,252	$ 840,645
Turnkey & other revenues	27,775	8,098
	1,091,027	848,743
Cost of sales		
Fuel, maintenance and installation	827,179	652,627
Depreciation expense	187,136	143,462
	1,014,315	796,089
Gross profit	76,712	52,654
Operating expenses		
General and administrative	433,745	428,410
Selling	236,472	232,164
Engineering	74,155	53,968
	744,372	714,542
Loss from operations	(667,660)	(661,888)
Other income (expense)		
Interest and other income	4,312	2,809
Interest expense	(24,026)	(15,484)
Loss on conversion of debt	-	(713,577)
	(19,714)	(726,252)
Loss before income taxes	(687,374)	(1,388,140)
Benefit from income taxes	2,188	-
Net loss	$ (685,186)	$ (1,388,140)
Net loss per share - basic and diluted	$ (0.01)	$ (0.02)
Weighted-average shares outstanding - basic and diluted	65,747,100	56,747,100
Non-GAAP financial disclosure		
Loss from operations	$ (667,660)	$ (661,888)
Depreciation expense	188,332	146,936
Stock based compensation	56,146	79,857
Adjusted EBITDA	(423,182)	(435,095)
Grants, tax rebates and incentives	636,661	-
Total cash inflows (outflows)	$ 213,479	$ (435,095)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Six Months Ended	
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (685,186)	$ (1,388,140)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	188,332	146,936
Loss on extinguishment of debt	-	713,577
Amortization of convertible debt premium	(48,144)	(72,888)
Amortization of deferred financing	-	784
Accrued UK tax energy incentives	636,661	-
Stock-based compensation	56,146	79,857
Changes in operating assets and liabilities		
(Increase) decrease in:		
Accounts receivable	(28,241)	47,585
Value added tax receivable	37,304	(84,361)
Inventory	(10,037)	366,744
Prepaid and other current assets	(17,449)	(30,864)
Other long term assets	2,880	(17,919)
Increase (decrease) in:		
Accounts payable	44,988	117,221
Due to related party	-	18,625
Accrued expenses and other current liabilities	68,236	116,472
Net cash provided by operating activities	245,490	13,629
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(835,433)	(1,091,045)
Net cash used in investing activities	(835,433)	(1,091,045)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party	(1,000,000)	-
Proceeds from convertible debentures	-	1,450,000
Net cash (used in) provided by financing activities	(1,000,000)	1,450,000
Net (decrease) increase in cash and cash equivalents	(1,589,943)	372,584
Cash and cash equivalents, beginning of the period	3,776,852	1,519,602
Cash and cash equivalents, end of the period	$ 2,186,909	$ 1,892,186